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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        SODEXHO MARRIOTT SERVICES, INC.
                           (Name of Subject Company)

                        SODEXHO MARRIOTT SERVICES, INC.
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, $1.00 par value per share
       Rights to purchase Series A Junior Participating Preferred Stock
                        (Title of Class of Securities)

                                  833793 10 2
                     (CUSIP Number of Class of Securities)

                             Robert A. Stern, Esq.
                   Senior Vice President and General Counsel
                        Sodexho Marriott Services, Inc.
                         9801 Washingtonian Boulevard
                         Gaithersburg, Maryland 20878
                                (301) 987-4000
                    (Name, Address and Telephone Number of
            Person Authorized to Receive Notice and Communications
                   On Behalf of the Person Filing Statement)

                               ----------------

                                  Copies to:
        Howard I. Flack, Esq.                   Thomas H. McCormick, Esq.
    Joseph G. Connolly, Jr., Esq.                 Thomas J. Plotz, Esq.
       Hogan & Hartson, L.L.P.                        Shaw Pittman
        555 13th Street, N.W.                      2300 N Street, N.W.
       Washington, D.C. 20004                    Washington, D.C. 20037
           (202) 637-5600                            (202) 663-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  The name of the subject company is Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"). The address of the principal executive offices of SMS is 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878. The telephone number for SMS at its principal executive offices is (301) 987-4000.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits, Schedules and Annexes hereto, this "Statement") relates is SMS's Common Stock, $1.00 par value per share, along with their associated rights to purchase Series A Junior Participating Preferred Stock of SMS (the "Shares"). As of May 11, 2001, there were a total of 63,723,383 Shares outstanding.

Item 2. Identity and Background of Filing Person.

  The filing person is the subject company. The name, business address and business telephone number of SMS are set forth in Item 1 of this Statement.

  This Statement relates to the tender offer by SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"), to purchase all of the outstanding Shares at a purchase price of $32.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (as defined below) and are incorporated by reference herein in their entirety as noted below. As of the date hereof, Sodexho was the beneficial owner of 29,949,925 Shares, which represented approximately 47% of all of the voting power and economic interest in SMS.

  The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended ("Securities Exchange Act")), dated May 17, 2001 (as amended from time to time, the "Schedule TO"), which was filed by Sodexho and the Purchaser with the Securities and Exchange Commission (the "SEC") on May 17, 2001. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of May 1, 2001, among SMS, Sodexho and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into SMS (the "Merger"). Following the consummation of the Merger, SMS will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Sodexho. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by SMS, Sodexho, Purchaser or any other subsidiary of Sodexho, which Shares shall be canceled and retired, and Shares held by stockholders who properly exercise their appraisal rights in accordance with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $32.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

  The Schedule TO states that the principal offices of Sodexho and Purchaser are located at 3, avenue Newton, 78180 Montigny-le-Bretonneux, France.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings of SMS or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this

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Statement or incorporated herein by reference, to the knowledge of SMS, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between SMS or its affiliates and (1) SMS's executive officers, directors or affiliates or
(2) Sodexho, Purchaser or their respective executive officers, directors or affiliates.

  In considering the recommendations of the Board of Directors of SMS (the "SMS Board") and the special committee (the "Special Committee") of the SMS Board with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Sodexho, Purchaser and SMS have interests in the Offer and the Merger which are described below, in Annex B hereto and in the sections of the Offer to Purchase listed below, and which may present them with certain potential conflicts of interest.

  The Special Committee and the SMS Board were aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation--(d) Special Committee's Reasons for the Recommendation" and "The Solicitation or Recommendation--(e) SMS Board's Reasons for the Recommendation."

Certain Agreements, Arrangements and Transactions with Sodexho in Connection with the Merger Agreement.

  The Merger Agreement

  The summary of the Merger Agreement and the description of the conditions of the Offer contained in the sections entitled "Special Factors--The Merger Agreement" and "The Offer--13. Conditions of the Offer," respectively, in the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is included as Annex A in the Offer to Purchase and is incorporated by reference herein.

  The Confidentiality Agreement

  On April 5, 2001, SMS and Sodexho entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, SMS agreed to furnish certain confidential information concerning its business, operations and assets to Sodexho and its representatives in connection with Sodexho's evaluation of a possible transaction with SMS.

Certain Other Agreements, Arrangements and Transactions with Sodexho.

  1998 Agreements

  In March 1998, SMS and Sodexho entered into a number of agreements. These agreements include: a Stockholder Agreement, a Tax Sharing Agreement, a Royalty Agreement, an Assistance Agreement and a Guaranty Agreement. These agreements are described below under Item 4, "The Solicitation or Recommendation--(c) Background of the Offer--Formation of SMS" and are described in more detail in SMS's Definitive Proxy Statement, dated February 12, 1998, for a Special Meeting of Stockholders held on March 17, 1998 under the sections entitled "The Transactions--Arrangements between SMS and Sodexho" and "The Transactions--Arrangements between SMS and New Marriott--Tax Sharing Agreement," which sections are incorporated by reference herein.

  SMS paid Sodexho $2.25 million and $2.0 million under the Royalty Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

  SMS paid Sodexho $2.25 million and $7.0 million under the Assistance Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

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  SMS paid Sodexho $3.2 million and $3.15 million under the Guaranty Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

  Sodexho paid SMS $9.21 million during the 2000 fiscal year under the Tax Sharing Agreement relating to tax returns filed prior to the formation of SMS. See Note 10 of the Notes to the Consolidated Financial Statements on page 44 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000, which section is incorporated by referenced herein.

  Extension of Royalty Agreement

  In March 2001, SMS and Sodexho amended the Royalty Agreement to extend the royalty rate beyond its initial expiration date of March 27, 2001 until August 31, 2001 in light of the pending acquisition proposal from Sodexho. This amendment is described below under Item 4, "The Solicitation or Recommendation--(c) Background of the Offer--Formation of SMS."

  Other Relationships and Transactions

  Sodexho also guarantees (1) the payment when due of certain deferred compensation amounts payable by SMS to SMS employees and (2) the obligations of SMS with respect to certain insurance costs. These agreements and arrangements are described in more detail in Note 5 and Note 8 of the Notes to the Consolidated Financial Statements on pages 36-37 and 39-40 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000, which sections are incorporated by reference herein.

  SMS paid Sodexho $0.3 million and $0.3 million pursuant to these agreements and arrangements in its 1999 fiscal year and 2000 fiscal year, respectively.

  During fiscal year 2000, SMS and Sodexho entered into a Software Sublicense Agreement pursuant to which SMS subleases a certain facilities management software program from Sodexho. SMS made no payments to Sodexho under this agreement in fiscal year 2000.

Certain Agreements, Arrangements and Transactions between SMS and its Directors, Executive Officers and Affiliates.

  Employment Agreements

  SMS has fourteen executive officers, whose names and titles are set forth in
Schedule I hereto; thirteen of the fourteen executive officers have employment agreements. The employment agreements provide for twenty-four months of the benefits specified below in the case of disability, termination for other than cause, death or disability, or voluntary termination for good cause. "Good cause" includes, among other things, if at any time prior to March 27, 2006, the stock of SMS is no longer publicly traded or if Sodexho owns greater than or equal to 90% of the outstanding Shares (which events may occur upon completion of the Offer and will occur upon completion of the Merger). The benefits are: salary continuation; continued participation in health and dental benefits; continued stock vesting; continued 401(k) participation; and pro-rated incentive compensation based on time worked during the fiscal year.

  Treatment of Shares, Options and Other Stock-Based Awards

  Any Shares (to the extent not tendered pursuant to the Offer), SMS stock options or other stock-based awards held by any director or officer of SMS will be converted as described in the Offer to Purchase under the sections entitled "Special Factors--The Merger Agreement--The Merger" and "Special Factors--The Merger Agreement--SMS Options and Other Stock-Based Awards," which sections are incorporated by reference herein.

  The table on Schedule II hereto sets forth beneficial ownership of Shares, SMS stock options and restricted stock units by the directors and executive officers of SMS as of May 1, 2001.

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  Indemnification

  Under the Merger Agreement, the directors and officers of SMS are entitled to certain rights of indemnification and to be insured by the Surviving Corporation or Sodexho with respect to certain matters from and after the completion of the Merger. See the Offer to Purchase under the section entitled "Special Factors--The Merger Agreement--Certain Covenants," which section is incorporated by reference herein.

  Special Committee Compensation

  The members of the Special Committee received compensation in connection with serving on the Special Committee as follows: Daniel J. Altobello, Chairman--$85,000 and Mary Metz, member--$70,000. The SMS Board and the Special Committee believe that the forgoing payments do not affect the Special Committee's independence or impartiality.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Special Committee.

  The Special Committee, at the meeting held on May 1, 2001:

  (1) determined that it is fair to and in the best interests of SMS and its stockholders (other than Sodexho and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

  (2) resolved to recommend that the SMS Board approve and declare advisable the Offer, the Merger and the Merger Agreement; and

  (3) resolved to recommend that SMS's stockholders accept the Offer, tender their Shares pursuant thereto and adopt the Merger Agreement and the Merger if submitted for their approval.

  The Special Committee recommends that stockholders accept the Offer and tender their Shares in the Offer.

  (b) Recommendation of the SMS Board.

  On May 1, 2001, the SMS Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee:

  (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho);

  (2) approved and declared advisable the Merger Agreement; and

  (3) resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

  The SMS Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

  Messrs. Pierre Bellon, Bernard Carton and Edouard de Royere did not attend the meeting in light of their positions, in the case of Mr. Bellon as Chairman and Chief Executive Officer of Sodexho, in the case of Mr. Carton as Senior Vice President and Chief Financial Officer of Sodexho, and in the case of Mr. de Royere as a director of Sodexho.

  (c) Background of the Offer.

  Formation of SMS. SMS is the result of the combination in March 1998 of the operations of Marriott Management Services and Sodexho North America. On March 27, 1998, Marriott International, Inc. spun off its lodging, senior living and distribution services businesses to its stockholders, retaining its Marriott Management Services business. Immediately thereafter, the Marriott Management Services business was merged with the

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North American operations of Sodexho and the company changed its name to
Sodexho Marriott Services, Inc. In connection with the merger, Sodexho received 29,949,925 Shares, which at that time represented 48.4% of the outstanding common stock of SMS. The foregoing transactions shall be referred to herein as the "1998 Transactions."

  In March 1998, SMS and Sodexho entered into a number of agreements. These agreements include: a Stockholder Agreement, a Tax Sharing Agreement, a Royalty Agreement, an Assistance Agreement and a Guaranty Agreement. Under the Stockholder Agreement, Sodexho is entitled to designate three directors to the eight-member SMS Board. Under the Tax Sharing Agreement, the parties made certain representations and agreements with respect to the tax treatment of the 1998 Transactions, including a restriction on Sodexho's ability to acquire a 50% or greater ownership interest in SMS before March 27, 2001. Under the Royalty Agreement, SMS has the right to use the name "Sodexho" in connection with SMS's operations in the United States and Canada for a period of ten years. The annual royalty rate was initially 0.05 percent of the annual gross revenues of SMS until March 27, 2001 and thereafter was to be a rate negotiated by the parties in good faith based on the fair market value. As described below, the parties have agreed to extend the initial 0.05 percent rate until August 31, 2001. Under the Assistance Agreement, Sodexho provides various services to SMS, including services relating to purchasing, catering, site support, marketing, management and administration, legal, fiscal, human resources, communications and cash management. The annual fee for these services is currently 0.15 percent of SMS's annual gross revenues. Each year the independent directors of SMS assess the fair market value of the services that Sodexho provides to SMS to confirm that it exceeds the combined fee paid by SMS under the Royalty Agreement and the Assistance Agreement. Under the Guaranty Agreement, Sodexho guarantees SMS's obligations under its $620 million credit facility. SMS pays Sodexho a guarantee fee of 0.50 percent per annum of the outstanding amount under this facility.

  On March 26, 2001, SMS sent to Sodexho a proposed amendment to the Royalty Agreement to extend the 0.05 percent royalty rate beyond its initial expiration date of March 27, 2001 until August 31, 2001 in light of the pending acquisition proposal from Sodexho. After initially rejecting the request, on April 9, 2001 Sodexho accepted the proposed extension.

  Recent Contacts and Negotiations. On January 24, 2001, SMS received an unsolicited letter from Sodexho dated January 24, 2001, in which Sodexho proposed to acquire all of the capital stock of SMS that it did not own for $27.00 per Share in cash.

  On January 29, 2001, the SMS Board met to discuss the Sodexho proposal. Because Sodexho is the beneficial owner of approximately 47% of the outstanding Shares and certain of the SMS directors (Pierre Bellon, Bernard Carton and Edouard de Royere) serve on the SMS Board as representatives of Sodexho and may have an interest in the consummation of the proposal that conflicts with the interests of SMS and its other stockholders, the SMS Board formed a Special Committee composed of two independent directors, Daniel J. Altobello, a private investor and former Chairman of Onex Food Services, Inc., and Mary S. Metz, President of the S.H. Cowell Foundation. The SMS Board appointed Mr. Altobello as chairman of the Special Committee. Neither member of the Special Committee is an officer or employee of SMS, Sodexho or any of their affiliates. The SMS Board delegated to the Special Committee power to:
(1) review and evaluate the terms and conditions and determine the advisability of Sodexho's acquisition proposal; (2) consider whether there are alternatives to such proposal that would be in the best interests of SMS and its stockholders; (3) make or accept, reject, or seek to modify the terms of the proposal or any alternative transaction; (4) negotiate the price, structure, form, terms and conditions of any such transaction and the form, terms and conditions of any definitive agreements in connection therewith if the Special Committee deemed it appropriate or advisable; (5) determine whether any such transaction is fair to and in the best interests of SMS and its stockholders other than Sodexho; (6) recommend to the entire SMS Board what action, if any, should be taken by SMS with respect to any such transaction; and (7) take such other action related to or arising in connection with any such transaction as the Special Committee deems necessary, appropriate or advisable. Sodexho's designees on the SMS Board, Pierre Bellon, Bernard Carton and Edouard de Royere, attended the meeting but did not participate in the discussion or vote. Later on January 29, 2001, SMS publicly announced the formation of the Special Committee.

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  The Special Committee was authorized by the SMS Board to retain independent financial and legal advisors to assist it in its evaluation of the Sodexho proposal. During February 2001, the members of the Special Committee received presentations from several internationally recognized investment banking firms for the purpose of retaining independent financial advisors to the Special Committee and ultimately decided to retain UBS Warburg LLC ("UBS Warburg"). During this month the Special Committee also conducted interviews with several nationally recognized law firms, and retained Shaw Pittman, Washington, D.C. ("Shaw Pittman"), as its legal advisor and Potter Anderson & Corroon LLP, Wilmington, Delaware ("Potter Anderson"), as its Delaware legal advisor.

  On February 21, 2001, the Special Committee held its first meeting at the offices of Shaw Pittman. At the meeting, Potter Anderson advised the Special Committee as to its fiduciary duties and responsibilities in considering and acting upon the acquisition proposal. The Special Committee also discussed with its legal advisors and UBS Warburg various possible deal structures, current conditions in the financial markets, and the implications of Sodexho's statement in its January 24, 2001 letter that it would not consider a sale of any portion of its ownership interest in SMS as part of any alternative to its proposal.

  On February 26, 2001, at the Sodexho annual shareholders meeting, Pierre Bellon spoke briefly about the pending proposal to acquire SMS, noting that at the $27.00 per Share price, the accretion to Sodexho's earnings was limited and Sodexho intended to pursue the acquisition only if it would clearly benefit Sodexho's shareholders.

  On February 27, 2001, at the direction of the Special Committee, SMS entered into an engagement letter with UBS Warburg and issued a press release announcing that the Special Committee had retained financial and legal advisors.

  On February 28, 2001, UBS Warburg began its financial due diligence review of SMS, which included a review of public and non-public documents relating to SMS, including historical and projected financial information, as well as research reports, industry information and various agreements to which SMS is a party.

  On March 5, 2001, representatives of UBS Warburg and Shaw Pittman met with SMS senior management to discuss SMS's business, prospects and financial objectives, including management's financial forecasts for the period from September 2, 2000 through September 2, 2005. On that day, Shaw Pittman commenced its legal due diligence review of SMS.

  On March 13, 2001, the Special Committee held a telephonic meeting during which a summary of the due diligence review by UBS Warburg was discussed. The Special Committee reviewed with UBS Warburg a number of factors, including management's financial projections, the potential financial impact on SMS of a favorable determination by the federal government with respect to SMS's bids on two military contracts and the consequences to SMS of a potential acquisition by Sodexho of Wood Management Services, a competitor of SMS. The Special Committee also discussed with UBS Warburg some of SMS's strengths and weaknesses, including its market position, its customer base, its balance sheet, its prospects for growth, the effect of changes in the labor market and the health care industry and certain factors relating to SMS's ability to expand internationally. The Special Committee asked UBS Warburg to prepare a valuation analysis of SMS.

  On March 13, 2001, Shaw Pittman called Davis Polk & Wardell ("Davis Polk") to report that the Special Committee had instructed UBS Warburg to contact Goldman Sachs International ("Goldman Sachs") to facilitate any confirmatory due diligence that Sodexho would like to perform, subject to the parties signing a confidentiality agreement. Davis Polk responded that in view of Sodexho's existing knowledge of SMS's operations through its participation on the SMS Board since 1998, Sodexho had concluded that it needed little additional due diligence material. On April 5, 2001, Sodexho and SMS signed the Confidentiality Agreement.

  In the course of its evaluation of Sodexho's proposal throughout February and March 2001, the Special Committee concluded, in light of Sodexho's statement that it would not consider a sale of its interest in SMS, that an acquisition of SMS by a third party was not a feasible alternative. Accordingly, UBS Warburg was not

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authorized to and did not solicit indications of interest from any third party with respect to an acquisition of SMS.

  On March 15, 2001, SMS issued a press release announcing that SMS had been awarded two military contracts with anticipated revenues of $850 million over eight years.

  On March 22, 2001, representatives of UBS Warburg and Goldman Sachs met in New York to discuss their respective client's approaches to valuation. UBS Warburg advised Goldman Sachs that UBS Warburg's preliminary financial analysis indicated that SMS was worth more than $27.00 per Share and suggested that Goldman Sachs and Sodexho refine their analysis of SMS with a view to making a higher offer.

  On March 29, 2001, representatives of UBS Warburg and Goldman Sachs spoke via conference call to discuss in further detail approaches to valuation of the transaction. During this conference call Goldman Sachs focused in particular on the accretion/dilution impact of the transaction to Sodexho's earnings per share.

  On April 9, 2001, representatives of UBS Warburg and Goldman Sachs spoke via conference call to review Goldman Sachs' model with respect to the accretion/dilution impact of the transaction to Sodexho. UBS Warburg and Goldman Sachs agreed on the technical aspects of the accretion/dilution analysis, but disagreed on whether the appropriate measure of accretion/dilution was before or after amortization of goodwill.

  On April 11, 2001, the Special Committee held a telephonic meeting at which UBS Warburg reported to the Special Committee on its communications with Goldman Sachs. The Special Committee discussed negotiating strategies for UBS Warburg to use with Goldman Sachs, as well as due diligence requests by Sodexho. After discussions with its legal advisors, the Special Committee provided guidance to UBS Warburg for further negotiations.

  On April 12, 2001, representatives of UBS Warburg and Goldman Sachs met in New York. The discussion focused mainly on valuation metrics. At this meeting, UBS Warburg conveyed the Special Committee's formal rejection of Sodexho's $27.00 offer. On instructions from Sodexho, Goldman Sachs indicated that Sodexho would be willing to increase its offer to $30.00 per Share. UBS Warburg and Goldman Sachs discussed timing generally, including Sodexho's upcoming board meeting and delivery of a draft of the Merger Agreement. Following that meeting, representatives of UBS Warburg contacted the members of the Special Committee to advise them of the proposed increase in the offer price.

  On April 17, 2001, Davis Polk sent a draft of the Merger Agreement to Shaw Pittman.

  In a series of conversations between April 17, 2001 and April 22, 2001, UBS Warburg indicated that the Special Committee would be unlikely to support an offer at $30.00 per Share and would consider a transaction at a price per Share in the mid-$30s. At Sodexho's request, Goldman Sachs informed UBS Warburg that Sodexho would not consider a transaction at or anywhere near $35.00 per Share. Additionally, Goldman Sachs explained that Sodexho's board was scheduled to meet on April 25, 2001 and would at that meeting determine whether to proceed with the transaction or publicly announce termination of discussions. On behalf of Sodexho, Goldman Sachs requested clarification regarding the Special Committee's view on price before the Sodexho board meeting.

  On April 20, 2001, representatives of Shaw Pittman had a telephone conference with representatives of Davis Polk in which they expressed their preliminary views regarding the principal issues raised by their review of the draft Merger Agreement, including that the proposed $75 million fee payable to Sodexho by SMS upon termination of the Merger Agreement by SMS under certain conditions was unacceptably high, and that the representations and warranties of the parties in the draft Merger Agreement should be substantially modified.

  On April 23, 2001, the Special Committee held a telephonic meeting during which UBS Warburg formally reported to the Special Committee that on April 12, 2001, Goldman Sachs had indicated to it that Sodexho would be willing to raise its offer to $30.00 per Share. The Special Committee provided further guidance to UBS

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Warburg as to price negotiations. The Special Committee also discussed the draft Merger Agreement with its legal advisors and provided guidance as to the negotiation of the Merger Agreement. The Special Committee noted that SMS's management had prepared an analysis of the treatment of stock options in connection with the proposed transaction with Sodexho. The Special Committee agreed to defer consideration of management's analysis until the parties had reached agreement on price.

  Following this meeting, UBS Warburg called Goldman Sachs and reported that the Special Committee had rejected the offer at $30.00 per Share and repeated that the Special Committee believed that a price per Share in the mid-$30s was appropriate.

  On April 24, 2001, Shaw Pittman sent Davis Polk a markup of the Merger Agreement reflecting the comments of the Special Committee and its advisors. Also on April 24, 2001, at Sodexho's request, representatives from SMS and Shaw Pittman participated in a conference call with Sodexho to answer questions relating to SMS equity-based compensation.

  On April 25, 2001, the Sodexho board of directors met in Paris and authorized a best and final offer of $32.00 per Share in cash. On instructions from the Sodexho board, Goldman Sachs spoke with UBS Warburg and sent a letter to Mr. Altobello, confirming that $32.00 per Share was Sodexho's best and final price. In view of this, and noting that it was not in the interest of either party to needlessly prolong discussions, Sodexho indicated to Mr. Altobello that, unless accepted by 5:00 p.m. Eastern Time on April 26, 2001, the offer would expire and, consistent with its disclosure obligations, Sodexho would publicly announce the termination of discussions. Later that evening, Davis Polk provided Shaw Pittman with a draft press release regarding such an announcement.

  The Special Committee held a telephonic meeting on the evening of April 25, 2001 to discuss the April 25, 2001 letter. At the request of the Special Committee, UBS Warburg discussed its preliminary views regarding the fairness of the $32.00 proposal. The Special Committee instructed UBS Warburg to respond to Sodexho's statement that $32.00 per Share was its best and final offer with a counteroffer of $32.50 per Share.

  On the morning of April 26, 2001, UBS Warburg called Goldman Sachs to request that Sodexho increase its offer to $32.50 per Share. After consultation with Sodexho, Goldman Sachs advised UBS Warburg that Sodexho would under no circumstances increase its offer. Following that discussion, the Special Committee held a telephonic meeting in order to discuss Sodexho's response. UBS Warburg reported that Goldman Sachs had confirmed Sodexho's position that the $32.00 proposal was Sodexho's best and final offer and that UBS Warburg believed it could deliver a fairness opinion based on that price. The Special Committee agreed that it would end negotiations with Sodexho as to price and accept the offer subject to certain conditions, including negotiation by counsel of a definitive Merger Agreement on terms acceptable to the Special Committee, receipt and review by the Special Committee of an updated financial analysis by UBS Warburg, and the delivery by UBS Warburg of a fairness opinion. Representatives of UBS Warburg then so advised Goldman Sachs. Later that evening, Shaw Pittman distributed to management of SMS for the first time the marked-up version of the draft Merger Agreement, and indicated to Davis Polk that management was expected to make a number of proposals regarding treatment of options and other related compensation issues.

  The next morning, Davis Polk and Shaw Pittman met in New York to discuss the Merger Agreement. The parties made progress on many issues, including the scope of the parties' respective representations and warranties, but were unable to resolve several important points. In particular, the size of the break-up fee, the right of Sodexho to match any competing offer made for SMS, and Sodexho's ability to terminate the Offer because of a material adverse change in SMS's business were left open at the end of the meeting. On that same day and over the course of the weekend, SMS management also began discussions with Davis Polk about the treatment in the transaction of various stock-based awards held by SMS employees.

  On April 29, 2001 and April 30, 2001, UBS Warburg provided the Special Committee with a summary of its financial analysis of Sodexho's proposal.

  On Monday, April 30, 2001 and Tuesday, May 1, 2001, Shaw Pittman, Davis Polk and SMS management continued to discuss the remaining open issues on the Merger Agreement. These issues were resolved on the afternoon of May 1, 2001, with Sodexho agreeing, among other things, to reduce the break-up fee to $20 million. On the evening of May 1, 2001, the Special Committee held a telephonic meeting with its legal and financial advisors. UBS Warburg reviewed with the Special Committee its financial analyses and orally expressed its opinion (subsequently confirmed in writing) that as of the date of the opinion $32.00 per Share is fair to the SMS stockholders (other than Sodexho and its affiliates) from a financial point of view. In addition, Shaw Pittman reviewed with the Special Committee the principal terms of the Merger Agreement, including the changes made as a result of the negotiations that took place from April 27, 2001 through May 1, 2001. After further discussion and consideration of the advice of its financial and legal advisors, the Special Committee (1) determined that it is fair to and in the best interests of SMS and its stockholders (other than Sodexho and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (2) resolved to recommend that the SMS Board approve and declare advisable the Offer, the Merger and the Merger Agreement, and (3) resolved to recommend that the SMS stockholders accept the Offer, tender their Shares pursuant thereto and adopt the Merger Agreement and the Merger if submitted for their approval.

  Later in the evening of May 1, 2001, a meeting of the SMS Board was convened at the offices of Shaw Pittman to discuss the transaction and consider the recommendation of the Special Committee. All board members were present except Messrs. Bellon, Carton and de Royere, Sodexho's designees on the SMS Board, who did not attend the meeting in light of the subject matter being considered. At the meeting, the Special Committee advised the SMS Board of its conclusions. In addition, the financial and legal advisors to the Special Committee made oral presentations to the SMS Board summarizing the financial analysis of the proposed transaction and the Merger Agreement. After discussions with the Special Committee's financial and legal advisors, the SMS Board, by unanimous decision of those directors in attendance, (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho),
(2) approved and declared advisable the Merger Agreement and (3) resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

  On the evening of May 1, 2001, the parties executed the Merger Agreement.

  On May 2, 2001, Sodexho and SMS announced in separate press releases that the parties had executed the Merger Agreement providing for the Offer and the acquisition of all Shares held by the public at a price of $32.00 per Share.

  (d) Special Committee's Reasons for the Recommendation.

  In reaching the recommendations described above, the Special Committee considered a number of factors, including the following:

  1.SMS Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of SMS, as well as the prospects and strategic objectives of SMS, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the food services and facilities management industries.

  2.Transaction Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price to the historical market price of the Shares. The Offer Price represents a premium of 28.6% over the closing price per Share on January 24, 2001, the day before the public announcement of Sodexho's preliminary proposal to acquire all of the outstanding Shares, a premium of 30.9% over the closing price per Share one week prior to Sodexho's announcement, a premium of 53.8% over the closing price per Share one month prior to Sodexho's announcement, and a premium of 18.5% over Sodexho's initial offer price of $27.00 per Share. The Special Committee discussed with its financial advisors whether, in comparing the premiums represented by the Offer Price with premiums paid in comparable transactions, it would be most appropriate to compare the proposed transaction with transactions in which a controlling stockholder acquires from the public the remaining interest in a company rather than transactions in which a buyer acquires a controlling interest in a company.

    The Special Committee believes that, after extensive negotiations on its behalf with Sodexho's representatives, SMS has obtained the highest price per Share that Sodexho is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through extensive negotiations between Sodexho and SMS and its financial and legal advisors, all of whom are unaffiliated with Sodexho. The Special Committee also considered the risk that further price negotiations with Sodexho could cause Sodexho to abandon the transaction.

    The Special Committee also considered the form of consideration to be paid to SMS stockholders in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Special Committee was aware that the consideration to be received by SMS's stockholders in the Offer and the Merger would be taxable to such stockholders for federal income tax purposes.

  3.Strategic Alternatives. The Special Committee considered the fact that Sodexho currently owns approximately 47% of the capital stock of SMS. The Special Committee also took into account Sodexho's statement in its letter of January 24, 2001 that it has no interest in, and would not consider, a sale of any portion of its ownership interest in SMS as part of any alternative to its proposal. Accordingly, the Special Committee concluded that an acquisition of SMS by a third party was not a feasible alternative.

  4.UBS Warburg's Fairness Opinion. The Special Committee took into account presentations from UBS Warburg and the fairness opinion, dated May 1, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the fairness opinion is attached hereto as Annex A and incorporated herein by reference. For information regarding the analysis conducted by UBS Warburg, see the Offer to Purchase under the section entitled "Special Factors--Opinion of Financial Advisor," which section is incorporated by reference herein. SMS stockholders are urged to read the fairness opinion and the Offer to Purchase under the section entitled "Special Factors--Opinion of Financial Advisor" in their entirety. The Special Committee was aware that UBS Warburg becomes entitled to certain fees described below under Item 5, "Persons/Assets Retained, Employed, Compensated or Used" and in the Offer to Purchase under the section entitled "The Offer--15. Fees and Expenses," which section is incorporated by reference herein, upon the consummation of the Offer.

  5.Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement. In that regard, the Special Committee noted that stockholders who tender in the Offer would receive their consideration earlier than they would have had SMS pursued only a merger transaction. The Special Committee further noted that if sufficient Shares were tendered in the Offer to enable Sodexho to effect a merger without a stockholder vote then all stockholders would receive their consideration more quickly than they would have had SMS pursued a merger transaction that required a stockholder vote.

  6.Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Sodexho to consummate the Offer and the Merger is subject to a limited number of conditions, including, among others, the condition that sufficient Shares be tendered that, when added to the Shares already owned by Sodexho and its affiliates, would give Sodexho and its affiliates a majority of the outstanding Shares of SMS on a fully diluted basis. The Special Committee also considered the fact that consummation of the Offer and the Merger is not subject to a financing condition. Subject to the limited conditions set forth in the Merger Agreement, Sodexho is required to purchase Shares in the Offer. Once Sodexho purchases any Shares in the Offer, Sodexho will be obligated to consummate the Merger subject to the limited conditions set forth in the Merger Agreement.

  7.Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer and who perfect their appraisal rights will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required, as described below under Item 8, "Additional Information--(b) Delaware General Corporation Law."

  8.Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both SMS and Sodexho discussed herein under Item 3, "Past Contacts, Transactions, Negotiations and Agreements."

  (e) SMS Board's Reasons for the Recommendation.

  In reaching its determinations referred to above, the SMS Board considered the following factors, each of which, in the view of the SMS Board, supported such determinations:

  (1) the conclusions and recommendations of the Special Committee;

  (2) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of UBS Warburg that, based upon and subject to the assumptions stated therein, the $32.00 per Share to be received by the SMS stockholders (other than Sodexho and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such stockholders, and the financial analysis presented by UBS Warburg to the SMS Board; and

  (3) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of extensive negotiations between the Special Committee and Sodexho.

  The members of the SMS Board, including the members of the Special Committee but excluding members who are directors or officers of Sodexho, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of SMS, and based upon the advice of financial and legal advisors.

  The SMS Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair based on a number of factors, including:

  (1) the fact that the Special Committee consisted of independent directors appointed to represent the interests of SMS's stockholders (other than Sodexho and its affiliates);

  (2) the fact that the Special Committee retained and was advised by its own independent legal counsel;

  (3) the fact that the Special Committee retained and was advised by UBS Warburg, as its independent financial advisor, to assist it in evaluating a potential transaction with Sodexho;

  (4) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and the alternatives thereto; and

  (5) the fact that the Offer Price resulted from extensive bargaining between representatives of the Special Committee, on the one hand, and representatives of Sodexho, on the other.

  The SMS Board and the Special Committee recognized that, while the consummation of the Offer and the Merger will result in all stockholders (other than Sodexho and its affiliates) being entitled to receive $32.00 per Share in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Sodexho and its affiliates) to participate in the benefit of increases, if any, in the value of SMS's business following the Merger. Nevertheless, the Special Committee and the SMS Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the Offer Price.

  Neither the Special Committee nor the SMS Board considered the liquidation of SMS's assets to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

  In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the SMS Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

  The foregoing discussion of the information and factors considered by the Special Committee and the SMS Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the SMS Board. SMS's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

  (f) Intent to Tender.

  Except as described in this paragraph, after reasonable inquiry and to the best of SMS's knowledge, each director, executive officer, affiliate and subsidiary of SMS currently intends, subject to compliance with applicable law including Section 16(b) of the Securities Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. SMS stock options held by directors and executive officers as of the Effective Time will be converted into Sodexho stock options or cash as described in Item 3 above.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Pursuant to the engagement letter dated February 27, 2001 among UBS Warburg, SMS and the Special Committee, SMS paid UBS Warburg a retainer fee of $750,000 upon execution of the engagement letter and an opinion fee of $1.5 million upon the delivery of UBS Warburg's fairness opinion to the Special Committee. These amounts will be offset against a transaction fee payable to UBS Warburg upon the consummation of the Offer of approximately $8.6 million. SMS has agreed to reimburse UBS Warburg for its expenses incurred in performing its services. In addition, SMS has agreed to indemnify UBS Warburg and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling UBS Warburg or any of its affiliates against certain liabilities and expenses related to or arising out of UBS Warburg's engagement and any related transactions.

  Except as set forth above, neither SMS nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of SMS on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of SMS, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

  Except as described in Schedule III hereto, no transactions in Shares have been effected during the past sixty (60) days by SMS or, to the knowledge of SMS, by any director, executive officer or affiliate of SMS.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, SMS is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of SMS's securities by SMS, any subsidiary of SMS or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving SMS or any subsidiary of SMS; (3) a purchase, sale or transfer of a material amount of assets of SMS or any subsidiary of SMS; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of SMS.

  Except as set forth in this Statement, there are no transactions, resolutions of the SMS Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  (a) Information Statement Provided Pursuant to Section 14(f) of the Securities Exchange Act and Rule 14f-1 Thereunder.

  The Information Statement attached hereto as Annex B is being furnished to the stockholders of SMS in connection with the possible designation by Sodexho, pursuant to the Merger Agreement, of certain individuals to be appointed to the SMS Board other than at a meeting of the stockholders of SMS.

  (b) Delaware General Corporation Law.

  Appraisal Rights. SMS is incorporated under the laws of the State of Delaware. Under Section 262 of the DGCL ("Section 262"), any holder of Shares at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262.

  The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is set forth in the Offer to Purchase as Annex C thereto and is incorporated by reference herein in its entirety. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger is consummated.

  Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of SMS (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is being consummated following approval thereof at a meeting of SMS's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger has been approved and/or is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 and any other information required thereby) if the Merger is being effected without a vote or meeting of SMS's stockholders either in a Short-Form Merger pursuant to Section 253 of the DGCL or otherwise by stockholder written consent without a meeting of stockholders (both of which are referred to in this discussion as a "Short-Form Merger"). If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of
Section 262. In the case of both a Long-Form Merger and a Short-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262. Any holder of Shares who votes or delivers a written consent in favor of the Merger Agreement, as the case may be, will lose appraisal rights under Section 262.

  In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

  A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of SMS called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

  Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Joan McGlockton, Secretary, Sodexho Marriott Services, Inc., 9801 Washingtonian Boulevard, Suite 1251,

Gaithersburg, Maryland 20878. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, SMS must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 and have not voted for approval and adoption of the Merger Agreement.

  Remaining Stockholders electing to exercise their appraisal rights under
Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting or consenting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

  Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either SMS or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. This petition must also be served on the Surviving Corporation. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation . . ." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

  Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

  Any Remaining Stockholder who has duly demanded appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose, or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of SMS as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as SMS has no obligation to file such a petition, and Sodexho has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

  Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

  Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

  Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but, rather, will receive the price paid in the Offer.

  Merger without Stockholder Vote. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the stockholders of SMS. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the stockholders of SMS is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

  Section 203. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The restrictions of Section 203 do not apply to any stockholder as to which, prior to the time it became an interested stockholder, the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder. Since the SMS Board approved Sodexho's initial acquisition of Shares in 1998 and has approved the Merger Agreement, Sodexho and the Purchaser do not believe that the restrictions of Section 203 would apply to the Merger. In addition, Sodexho and the Purchaser believe that the restrictions of Section 203 are inapplicable to the Merger because Sodexho has been an interested stockholder of SMS for more than three years.

  (c) Rights Agreement.

  SMS and The Bank of New York are parties to a Rights Agreement, as amended (the "Rights Agreement"), pursuant to which SMS authorized and declared a dividend distribution of one right ("Right") to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") for each outstanding share of common stock to stockholders of record at the close of business on the Record Date (as defined in the Rights Agreement), and authorized the issuance of one Right with each future share of common stock issued by SMS before the Distribution Date (as defined in the Rights Agreement). The Rights attach to all certificates representing shares of outstanding common stock of SMS and are not exercisable or transferable apart from the common stock upon the earlier of (i) ten days following the date (a "Stock Acquisition Date") of a public announcement that a person or group of affiliated or associated persons (with the exception of Sodexho and certain owners of "Exempt Shares" as defined in the Rights Agreement) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or (ii) ten business days following the commencement of a tender offer or exchange offer, the consummation of which would result in a person or group becoming the beneficial owner of 30% of more of such outstanding shares of common stock.

  In the event (i) SMS is the surviving corporation in a merger with an Acquiring Person and the SMS common stock is not changed or exchanged, or (ii) any person becomes the beneficial owner of 30% or more of then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the SMS Board determines to be fair to and otherwise in the best interests of SMS and its stockholders), each holder of a Right will, in lieu of the right to receive on one-thousandth of a share of Preferred Stock, thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of SMS) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are (or, under certain circumstances specified in the Rights Agreement, were) beneficially owned by any Acquiring Person will be null and void.

  In the event that, at any time following the Stock Acquisition Date, (i) SMS is acquired in a merger or other business combination transaction in which SMS is not the surviving corporation or shares of SMS common stock are changed into or exchanged for stock, cash or other property, or (ii) 50 percent or more of SMS's assets or earning power is sold or transferred, each holder of a SMS Right (except SMS Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the SMS Right.

  (d) Antitrust.

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC, and certain waiting period requirements have been satisfied. This information was furnished to the Antitrust Division on March 7, 2001 and the waiting period requirements were satisfied on April 6, 2001.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Sodexho's or SMS's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. SMS does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the Offer to Purchase under the section entitled "The Offer--13. Conditions of the Offer," which section is incorporated by reference herein, for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

  (e) Litigation.

  Following Sodexho's January 25, 2001 announcement that it had made a proposal to acquire the outstanding Shares, nine separate lawsuits were filed in the Delaware Court of Chancery on behalf of a purported class of SMS stockholders, excluding Sodexho and the other defendants. The actions, which were styled Feldman v. Shaw, et al., C.A. No. 18640; Bieler v. Shaw, et al., C.A. No. 18641; McMullen v. Shaw, et al., C.A. No. 18642; Alessi v. Shaw, et al., C.A. No. 18644; Piven v. Shaw, et al., C.A. No. 18645; Goldberg v. Shaw, et al., C.A. No. 18650; Remmen v. Shaw, et al., C.A. No. 18651; Berg v. Shaw, et al., C.A. No. 18653; and Burt v. Shaw, et al., C.A. No. 18661, were subsequently consolidated by order of the court under the caption In re Sodexho Marriott Shareholders Litigation, Cons. C.A. No. 18640 (the "Action"). That order designates the complaint in the Feldman action to be the operative complaint in the Action. That complaint names as defendants SMS, the members of the SMS Board and Sodexho, and generally alleges that the $27.00 per Share offer announced by Sodexho on January 25, 2001 would provide inadequate value to SMS stockholders, that Sodexho improperly used its position as a large stockholder of SMS in making that proposal and that the members of the SMS Board were beholden to Sodexho and could not impartially evaluate the proposal. That complaint seeks preliminary and permanent injunctive relief against the transaction proposed by Sodexho, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

  Prior to SMS and Sodexho entering into the Merger Agreement, the parties to the Action reached an agreement in principle to settle the Action based on the facts (1) that plaintiffs' counsel and their financial advisor had conveyed plaintiffs' views about the adequacy of Sodexho's earlier proposal to the advisors to the Special Committee and that those views had been taken into consideration by the members of the Special Committee in reaching their determination to recommend to the full SMS Board that the SMS Board approve the Merger Agreement, (2) that Sodexho was aware of the allegations made in the complaints in the Action and took into account the desirability of addressing those claims in determining to increase the per Share consideration to be paid to SMS's stockholders from $27.00 to $32.00 per Share, and (3) that the $32.00 per Share consideration provided in the Merger Agreement was within the range of fairness for such shares in the view of plaintiffs' financial advisor. The proposed settlement is subject to a number of conditions, including, among other things, that plaintiffs' counsel conclude, after completion of appropriate discovery, that the proposed settlement is fair and reasonable to members of the putative class, and approval by the Delaware Court of Chancery of the settlement. Subject to final court approval of the settlement, plaintiffs' counsel intend to apply to the Court for an award of their fees and expenses. Defendants have agreed not to oppose such an application up to an aggregate amount of $725,000, as may be awarded by the Court.

Item 9. Exhibits.

  The following Exhibits are filed herewith:

  Exhibit
    No.                                 Description
  -------                               -----------
 (a)(1)    Letter to the stockholders of SMS, dated May 17, 2001.*
 (a)(2)    Offer to Purchase, dated May 17, 2001 (incorporated by reference to
           Exhibit (a)(1) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(3)    Form of Letter of Transmittal (incorporated by reference to Exhibit
           (a)(2) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(4)(A) Opinion of UBS Warburg, dated as of May 1, 2001 (included as Annex A to this Statement).*
 (a)(4)(B) Presentation of representatives of UBS Warburg to the Special
           Committee of the SMS Board, dated May 1, 2001 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 of SMS filed with the SEC on May 17, 2001).
 (a)(5)    Press Release issued by SMS on May 2, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed with the SEC by SMS on May 2, 2001).
 (a)(6)    Press Release issued by Sodexho on May 2, 2001 (incorporated by reference to press release under cover of Schedule TO-C filed with the SEC by Sodexho on May 2, 2001).
 (a)(7)    Notice of Guaranteed Delivery (incorporated by reference to Exhibit
           (a)(3) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(8)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees (incorporated by reference to Exhibit (a)(4) to the
           Schedule TO of Sodexho and the Purchaser filed with the SEC on May
           17, 2001).
 (a)(9)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees (incorporated by reference to
           Exhibit (a)(5) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(10)   Letter to Participants in SMS's Employee Stock Purchase Plan
           (incorporated by reference to Exhibit (a)(6) to the Schedule TO of
           Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(11)   Letter to holders of old Marriott International, Inc. certificates
           (incorporated by reference to Exhibit (a)(7) to the Schedule TO of
           Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(12)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9 (incorporated by reference to Exhibit (a)(8) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
           May 17, 2001).
 (a)(13)   Summary advertisement, dated May 17, 2001 (incorporated by reference to Exhibit (a)(9) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).
 (a)(14)   Complaint of Barry Feldman against William J. Shaw, Daniel J.
           Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
           Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A.
           and Sodexho Marriott Services, Inc. (incorporated by reference to
           Exhibit (a)(11) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).
 (a)(15)   Complaint of Arthur Bieler against William J. Shaw, Daniel J.
           Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
           Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A.
           and Sodexho Marriott Services, Inc. (incorporated by reference to
           Exhibit (a)(12) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(16) Complaint of John McMullen against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(13) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (a)(17) Complaint of Margaret Alessi, individually and on behalf of others similarly situated, against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(14)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(18) Complaint of Sylvia Piven, individually and on behalf of others similarly situated, against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(15)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(19) Complaint of Audrey Goldberg against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(16) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (a)(20) Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(17)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(21) Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(18)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(22) Complaint of C. Oliver Burt against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(19) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (e)(1)  Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho, the Purchaser and SMS (included as Annex A of the Offer to Purchase, which is incorporated by reference to Exhibit (a)(1) to the Schedule
         TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (e)(2)  Confidentiality Agreement, dated as of April 5, 2001, between Sodexho and SMS (incorporated by reference to Exhibit (d)(8) to the Schedule
         TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (e)(3)  Information Statement of SMS pursuant to Section 14(f) of the
         Securities Exchange Act, dated May 17, 2001 (included as Annex B to this Statement).*
 (e)(4)  SMS's Definitive Proxy Statement, dated February 12, 1998, for a
         Special Meeting of Stockholders held on March 17, 1998 filed with the
         SEC on February 13, 1998.

 Exhibit
   No.                                 Description
 -------                               -----------
 (e)(5)  Note 5, Note 8 and Note 10 of the Notes to the Consolidated Financial
         Statements of SMS on pages 36-37, 39-40 and 44 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 filed with the SEC on November 13, 2000.
 (e)(6)  Tax Sharing and Indemnification Agreement, dated as of March 27, 1998, by and among Marriott International, Inc., New Marriott, Inc. and
         Sodexho (incorporated by reference to Exhibit 9 of Amendment No. 1 to
         Sodexho's Schedule 13D filed with the SEC on April 15, 1998).
 (e)(7)  Royalty Agreement, dated as of March 27, 1998, by and between Sodexho and SMS (incorporated by reference to Exhibit 10.19 of SMS's Form 10-
         K/A filed with the SEC on April 30, 1998).
 (e)(8)  Stockholder Agreement, dated as of March 27, 1998, between SMS and
         Sodexho (incorporated by reference to Exhibit 3 of Sodexho's Schedule
         13D filed with the SEC on April 6, 1998).
 (e)(9)  Assistance Agreement, dated as of March 27, 1998, by and between
         Sodexho and SMS (incorporated by reference to Exhibit (d)(5) to the
         Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17,
         2001).
 (e)(10) Sodexho Guaranty, dated as of March 27, 1998, from Sodexho as
         Guarantor in favor of the Lender Parties referred to in the Credit
         Agreement referred to therein (incorporated by reference to Exhibit
         (d)(6) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (e)(11) Guaranty fee letter, dated as of March 27, 1998, between Sodexho and
         SMS (incorporated by reference to Exhibit (d)(7) to the Schedule TO of
         Sodexho and the Purchaser filed with the SEC on May 17, 2001).

--------
*Included with this Statement and a copy mailed to the stockholders.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SODEXHO MARRIOTT SERVICES, INC.

  Date: May 17, 2001                      By: /s/ Robert A. Stern
                                             -----------------------------
                                              Robert A. Stern

                                          Title: Senior Vice President and
                                           General Counsel

                                                                      Schedule I

                           EXECUTIVE OFFICERS OF SMS

  The following table sets forth the name and current title of each executive officer of SMS.

          Name                                Current Title
          ----                                -------------
Rodney Bond............. President, School Services
Stephen J. Brady........ Senior Vice President, Corporate Communications
John M. Bush............ Senior Vice President and Chief Financial Officer
William W. Hamman....... Executive Vice President, President, Education Services
Garry C. Knox........... President, Canada Division
Michel Landel........... President and Chief Executive Officer
Ollie Lawrence, Jr. .... Senior Vice President and Chief Human Resources Officer
Richard Macedonia....... President, Health Care Services
Thomas M. Mulligan...... President, Corporate Services
Emeka Okeani............ National Vice President, Laundries
Bernard Royer........... Senior Vice President, Procurement and Distribution
Robert A. Stern......... Senior Vice President and General Counsel
Philippe Taillet........ Senior Vice President and Chief Information Officer
Susan H. Tatum.......... Senior Vice President, Marketing

                                                                    Schedule II

                          BENEFICIAL OWNERSHIP TABLE

  The following table sets forth information regarding the beneficial ownership of Shares, SMS stock options and restricted stock units as of April 27, 2001 by the directors and executive officers of SMS.

  Under the Securities Exchange Act, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities over which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.

  The table is based upon information supplied by the directors and executive officers of SMS.

                                                        Vested Stock   Restricted Stock
                           Shares      Stock Options(1)  Options(2)         Units
                         ----------    ---------------- ------------   ----------------
Daniel J. Altobello.....      4,001(3)            0             0                0
Pierre Bellon........... 29,949,925               0             0                0
Stephen J. Brady........      2,336          34,000         8,250(8)         4,000
Rodney Bond.............        454(4)       71,803        46,863(9)         6,000
John M. Bush............      1,657(5)       87,450        33,579(10)        6,000
Bernard Carton..........     10,100               0             0                0
Edouard de Royere.......          1               0             0                0
William W. Hamman.......     57,297(6)      160,162        75,713(11)        8,000
Garry C. Knox...........      1,117(7)       37,937         7,125(12)        4,000
Michel Landel...........     13,000         187,500        48,750(13)       15,000
Ollie Lawrence, Jr......      2,793          40,000         6,250(14)        6,000
Richard Macedonia.......          0          74,748        26,147(15)        8,000
John W. Marriott III....          1               0             0                0
Thomas M. Mulligan......          0          85,000        18,750(16)        8,000
Mary S. Metz............        200               0             0                0
Emeka Okeani............          0          51,088        23,685(17)        4,000
Bernard Royer...........          0          75,000        11,250(18)        8,000
William J. Shaw.........     14,839               0             0                0
Robert A. Stern.........        185         108,082        44,167(19)        6,000
Philippe Taillet........          0          60,000        12,500(20)        6,000
Susan H. Tatum..........        318          62,270        24,549(21)        6,000
                         ----------       ---------       -------           ------
TOTALS.................. 30,058,313       1,135,040       387,578           95,000

--------
 (1) All of the stock options disclosed hereunder have an exercise price less than the Offer Price of $32.00 per Share.
 (2) Reflects stock options vested as of April 27, 2001.

 (3) Includes 400 Shares owned by Mr. Altobello's wife. Mr. Altobello disclaims beneficial ownership of such Shares.
 (4) Includes 452 Shares held in Mr. Bond's SMS 401(k) plan account.
 (5) Includes 1,568 Shares held in Mr. Bush's SMS 401(k) plan account.
 (6) Includes 9,139 Shares of restricted stock, 45,692 Shares of deferred stock awards and 180 Shares held in Mr. Hamman's SMS 401(k) plan account.
 (7) Includes 618 Shares held in Mr. Knox's SMS 401(k) plan account.
 (8) Includes options to purchase 4,500 Shares at $28.7813 per Share and 3,750 Shares at $16.5625 per Share.
 (9) Includes options to purchase 1,980 Shares at $2.3238 per Share, 4,569 Shares at $4.2802 per Share, 6,284 Shares at $5.2478 per Share, 6,093 Shares at $8.5551 per Share, 6,854 Shares at $9.5598 per Share, 6,777 Shares at $12.2061 per Share, 5,483 Shares at $17.9933 per Share, 3,198 Shares at $22.2498 per Share, 4,000 Shares at $28.7813 per Share and 1,625 Shares at $16.5625 per Share.
(10) Includes options to purchase 2,742 Shares at $8.5551 per Share, 3,046 Shares at $9.5598 per Share, 3,198 Shares at $12.2061 per Share, 5,483 Shares at $17.9933 per Share, 4,110 Shares at $22.2498 per Share, 3,750 Shares at $28.7813 per Share, 2,500 Shares at $16.5625 per Share and 8,750 Shares at $10.6600 per Share.
(11) Includes options to purchase 4,569 Shares at $9.5598 per Share, 14,924 Shares at $12.2061 per Share, 11,879 Shares at $17.9933 per Share, 14,841 Shares at $22.2498 per Share, 17,000 Shares at $28.7813 per Share and 12,500 Shares at $16.5625 per Share.
(12) Includes an option to purchase 7,125 Shares at $28.7813 per Share.
(13) Includes options to purchase 23,750 Shares at $28.7813 per Share and 25,000 Shares at $16.5625 per Share.
(14) Includes an option to purchase 6,250 Shares at $15.00 per Share.
(15) Includes options to purchase 6,853 Shares at $17.9933 per Share, 7,419 Shares at $22.2498 per Share, 7,250 Shares at $28.7813 per Share and 4,625 Shares at $16.5625 per Share.
(16) Includes options to purchase 4,050 Shares at $28.7813 per Share, 1,950 Shares at $31.4060 per Share, 1,500 Shares at $21.9688 per Share and 11,250 Shares at $16.5625 per Share.
(17) Includes options to purchase 838 Shares at $9.5598 per Share, 3,046 Shares at $12.2061 per Share, 6,092 Shares at $17.9933 per Share, 5,709 Shares at $22.2498 per Share, 4,250 Shares at $28.7813 per Share and 3,750 Shares at $16.5625 per Share.
(18) Includes an option to purchase 11,250 Shares at $15.00 per Share.
(19) Includes options to purchase 3,960 Shares at $12.2061 per Share, 10,965 Shares at $17.9933 per Share, 7,992 Shares at $22.2498 per Share, 8,750 Shares at $28.7813 per Share, 7,500 Shares at $16.5625 per Share and 5,000 Shares at $14.8437 per Share.
(20) Includes options to purchase 7,500 Shares at $23.6880 per Share and 5,000 Shares at $16.5625 per Share.
(21) Includes options to purchase 1,600 Shares at $9.5598 per Share, 6,092 Shares at $12.2061 per Share, 6,397 Shares at $17.9933 per Share, 4,110 Shares at $22.2498 per Share, 3,850 Shares at $28.7813 per Share and 2,500 Shares at $16.5625 per Share.

                                                                   Schedule III

                         INTEREST IN SECURITIES OF SMS

  Except as described below, no transactions in Shares have been effected during the past sixty (60) days by SMS or, to the knowledge of SMS, by any director, executive officer or affiliate of SMS.

  (a)Pursuant to the SMS Employee Stock Purchase Plan (the "ESPP"), Mellon Investor Services LLC has purchased 37,302 Shares since March 1, 2001, on behalf of the ESPP participants, all of whom are or were employees of SMS. The aggregate purchase price for such acquisition was $944,922. The highest per Share purchase price paid was $31.74 and the lowest per Share purchase price paid was $29.14. As of the date hereof, none of such Shares have been allocated to the individual ESPP participants.

  Garry C. Knox, President, Canada Division, sold 112 Shares on March 7, 2001 at a price of $29.19. Mr. Knox was required to sell such Shares because he had previously exceeded the $10,000 purchase limit established pursuant to the ESPP.

  (b)Pursuant to the SMS 401(k) Employees' Retirement Savings Plan (the "401(k) Plan"), T. Rowe Price Trust Company has purchased 80,939.291 Shares since March 1, 2001, on behalf of the 401(k) Plan participants, all of whom are or were employees of SMS. The aggregate purchase price for such acquisition was $2,426,744. The highest per Share purchase price paid was $31.75 and the lowest per Share purchase price paid was $28.09. As of the date hereof, none of such Shares have been allocated to any director, executive officer or affiliate of SMS.

                                     III-1

[UBS WARBURG LETTERHEAD APPEARS HERE]                                   Annex A


                                                             May 1, 2001

Special Committee of the Board of Directors
Sodexho Marriott Services, Inc.
9801 Washingtonian Boulevard
Gaithersburg, MD 20878

Members of the Special Committee:

  We understand that Sodexho Marriott Services, Inc., a Delaware corporation (the "Company"), is considering a transaction whereby SMS Acquisition Corp. ("Merger Subsidiary"), a Delaware corporation controlled by Sodexho Alliance S.A. ("Sodexho Alliance"), will tender for the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company not currently owned by Sodexho Alliance or its affiliates. Pursuant to the terms of the proposed Agreement and Plan of Merger dated May 1, 2001 (the "Merger Agreement"), Merger Subsidiary will commence a cash tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock (other than shares held by Sodexho Alliance or its Affiliates (as such term is defined in the Merger Agreement)) for a cash payment in the amount of $32.00 per share (the "Consideration"). Pursuant to the Merger Agreement, the Offer will be followed by a merger of the Merger Subsidiary with and into the Company (the "Merger" and, together with the Offer, the "Transaction") in which the remaining shares of Common Stock not tendered in the Offer (other than shares held by Sodexho Alliance or its Affiliates) will convert into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have requested our opinion as to the fairness from a financial point of view to the holders of the shares of Common Stock (other than Sodexho Alliance and its Affiliates) of the Consideration to be received by such holders in the Transaction.

  UBS Warburg LLC ("UBSW") has acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction. UBSW will receive a fee from the Company in connection with the rendering of this opinion and upon the consummation of the Transaction. In the ordinary course of business, UBSW, its successors and affiliates may trade or have traded securities of the Company and/or Sodexho Alliance for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

  This letter does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares of Common Stock in the Offer or how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction contemplated thereby. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the drafts that we have examined, and that the Company, Sodexho Alliance and Merger Subsidiary will comply with all the material terms of the Merger Agreement. We have not been authorized to and have not solicited indications of interest from any party with respect to a business combination with the Company.

  In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed the reported prices and trading activity for the Common Stock of the Company, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available,

[UBS WARBURG LETTERHEAD APPEARS HERE]

(iv) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) reviewed drafts of the Merger Agreement, and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

  In connection with our review, at your direction, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, at your direction, we have assumed that the financial projections internally prepared by Sodexho Marriott Services were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sodexho Marriott Services as to the future performance of Sodexho Marriott Services. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  This letter has been prepared for the information of the Special Committee of the Board of Directors in connection with its consideration of the proposed Transaction.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Sodexho Alliance and its Affiliates) in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

UBS WARBURG LLC

                                                                        Annex B

                        SODEXHO MARRIOTT SERVICES, INC.
                         9801 Washingtonian Boulevard
                            Gaithersburg, MD 20878

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

 NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF SODEXHO MARRIOTT SERVICES, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
    SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO SODEXHO MARRIOTT
                                SERVICES, INC.

                                    GENERAL

  This Information Statement is being mailed on or about May 17, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), to the holders of record of shares of SMS's Common Stock, $1.00 par value per share, along with their associated rights to purchase Series A Junior Participating Preferred Stock of SMS (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Sodexho Alliance, S.A., a French corporation ("Sodexho"), to a majority of seats on the Board of Directors of SMS (the "SMS Board "). On May 1, 2001, SMS entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sodexho and SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho, pursuant to which the Purchaser has commenced a tender offer to purchase all of the outstanding Shares at a purchase price of $32.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to SMS stockholders and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Sodexho and the Purchaser with the Securities and Exchange Commission (the "SEC") on May 17, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into SMS (the "Merger"). Following consummation of the Merger, SMS will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Sodexho. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by SMS, Sodexho, Purchaser or any other subsidiary of Sodexho, which Shares shall be canceled and retired, and Shares held by stockholders who properly exercise their appraisal rights in accordance with the provisions of Section 262 of the DGCL) will be converted into the right to receive $32.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

  The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by SMS with the SEC on May 17, 2001 and which is being mailed to SMS stockholders along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Securities Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Sodexho, the Purchaser or the Sodexho Designees (as defined below) has been provided by Sodexho. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 17, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 14, 2001, unless the Purchaser extends it.

                           VOTING SECURITIES OF SMS

  The Shares belong to the only class of equity securities of SMS outstanding which is entitled to vote at a meeting of stockholders of SMS. Each Share is entitled to one vote. As of the close of business on May 11, 2001, there were 63,723,383 Shares outstanding.

              RIGHTS TO DESIGNATE DIRECTORS AND SODEXHO DESIGNEES

  The SMS Board currently consists of eight members. The Merger Agreement provides that, upon the acceptance for payment of any Shares by the Purchaser pursuant to the Offer, Sodexho will be entitled to designate such number of directors (the "Sodexho Designees") on the SMS Board, rounded up to the next whole number, as is equal to the product obtained by multiplying (i) the total number of directors on the SMS Board (giving effect to the election by Sodexho of any additional directors) by (ii) the percentage that the number of Shares beneficially owned by Sodexho and/or the Purchaser bears to the total number of Shares outstanding.

  The Merger Agreement provides that SMS will take all reasonable action necessary to cause the Sodexho Designees to be elected or appointed to the SMS Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that SMS will, subject to applicable law and stock exchange regulations, use all reasonable efforts to cause Sodexho Designees to constitute the number of members, rounded up to the next whole number, on (i) each committee of the SMS Board (other than the special committee and the audit committee) and (ii) each board of directors of each material subsidiary of SMS that represents the same percentage as such individuals represent on the SMS Board.

  Notwithstanding the foregoing, SMS will use all reasonable efforts to ensure that at least two of the members of the SMS Board or such committees as of the date of the Merger Agreement who are not employees of SMS remain members of the SMS Board and such committees until the Effective Time.

  The Sodexho Designees will be selected by Sodexho from among the individuals listed below. Each of the following individuals has consented to serve as a director of SMS if appointed or elected. None of the Sodexho Designees currently is a director of, or holds any positions with, SMS. Sodexho has advised SMS that, to the best of Sodexho's knowledge, except as set forth herein, none of the Sodexho Designees has been involved in any transaction with SMS or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Sodexho and SMS that have been described in the Schedule TO or the Schedule 14D-9. It is expected that Sodexho Designees may assume office at any time following the purchase by Purchaser of any Shares pursuant to the Offer, and that, upon assuming office, the Sodexho Designees will thereafter constitute at least a majority of the SMS Board. It is currently not known which of the current directors of SMS will resign.

  The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Sodexho Designees are set forth below. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Sodexho. None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the business address of each such person is c/o Sodexho Alliance, S.A., 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Unless otherwise indicated, each person listed below is a citizen of France. None of the Sodexho Designees beneficially owns more than 1% of the outstanding Shares.

                            Current Principal Occupation or Employment and
   Name and Address                  Five-Year Employment History
   ----------------   ---------------------------------------------------------
 Raphael Dubrule..... Mr. DuBrule, age 60, serves as the Corporate Secretary and General Counsel of Sodexho.
 Albert George....... Mr. George, age 57, serves as President of Sodexho. Mr.
                      George has been with Sodexho for over thirty years. Prior
                      to his recent appointment as President, Mr. George served
                      as Chief Operating Officer of the Services Vouchers and
                      Cards business.
 Denis Robin......... Mr. Robin, age 44, serves as the Director of Group
                      Corporate Finance and Development of Sodexho. Mr. Robin
                      is also a Director and the President of the Purchaser.
 Sian Herbert-Jones.. Ms. Herbert-Jones, age 40, serves as the Director of
                      Finance and Treasury of Sodexho, and is a citizen of the
                      United Kingdom. Ms. Herbert-Jones is also a Director and
                      the Secretary of the Purchaser.


                  BENEFICIAL OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of Shares by (i) each of SMS's directors, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of SMS for fiscal year 2000 ("Named Executive Officers"), (iii) all directors and executive officers of SMS as a group as of April 27, 2001 and (iv) each beneficial owner of 5% or more of the outstanding Shares.

                                                             Common Stock
                                                         ---------------------
                                                            Amount
                                                         Beneficially Percent
                          Name                             Owned(1)   of Class
                          ----                           ------------ --------
Directors:
Daniel J. Altobello(2)..................................       4,001     *
Pierre Bellon(3)........................................  29,949,925    47.1%
Bernard Carton..........................................      10,100     *
Edouard de Royere.......................................           1     *
Michel Landel(4)........................................      61,750     *
John W. Marriott III....................................           1     *
Mary S. Metz............................................         200     *
William J. Shaw.........................................      14,839     *

Named Executive Officers:
William W. Hamman(5)....................................     133,010     *
Thomas M. Mulligan(6)...................................      18,750     *
Robert A. Stern(7)......................................      44,352     *
Anthony F. Alibrio(8)...................................     135,360     *

All Directors and Executive Officers as a Group:
(21 including the foregoing)                              30,445,049    47.8%

Other Beneficial Owners of More Than 5% of the
 Outstanding Shares:
Sodexho Alliance, S.A.(3)...............................  29,949,925    47.1%
Transamerica Corporation
Transamerica Insurance Corporation of California
Transamerica Investment Services, Inc.(9)...............   7,486,126    11.7%

--------
*  Less than 1 percent.

(1) Based on the number of Shares outstanding at April 27, 2001, plus the number of Shares acquirable by the specified person(s) within 60 days of April 27, 2001. Reflects the issuance of stock options, restricted stock and deferred stock.
(2) Includes 400 Shares owned by Mr. Altobello's wife (Mr. Altobello disclaims beneficial ownership of such Shares).
(3) Includes 29,949,925 Shares beneficially owned by Sodexho. Mr. Bellon, along with members of his family, is the majority shareholder of Bellon, S.A., which is the majority shareholder of Sodexho. Sodexho beneficially owns 29,949,925 Shares. Bellon S.A., as the majority shareholder of Sodexho, and Mr. Bellon, as the majority shareholder of Bellon S.A., may each be deemed to have beneficial ownership of 29,949,925 Shares beneficially owned by Sodexho. Except to the extent of their pecuniary interest in such Shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such Shares. The address for Sodexho is 3, avenue Newton, 78180 Montigny-le-Bretonneux, France.
(4) Includes 48,750 Shares acquirable by Mr. Landel within 60 days of April 27, 2001.

(5) Includes 75,713 Shares acquirable by Mr. Hamman within 60 days of April 27, 2001. Includes 9,139 Shares of unvested restricted stock. Shares of restricted stock are voted by the holder thereof. Includes 45,692 Shares of deferred stock awards. Includes 180 Shares held by Mr. Hamman in SMS's 401(k) plan account.
(6) Includes 750 Shares acquirable by Mr. Mulligan within 60 days of April 27, 2001.
(7) Includes 44,167 Shares acquirable by Mr. Stern within 60 days of April 27, 2001.
(8) Includes 70,629 Shares acquirable by Mr. Alibrio within 60 days of April 27, 2001. Includes 11,423 shares of unvested restricted stock. Shares of restricted stock are voted by the holder thereof. Includes 53,307 Shares of deferred stock awards.
(9) Pursuant to a 13G/A filed with the SEC by Transamerica on February 17, 1999, Transamerica may be deemed to be the beneficial owner of 7,486,126 Shares, of which 1,100,000 Shares are owned directly by Transamerica. The remaining 6,386,126 Shares, including 1,888,576 Shares owned for the benefit of non-affiliate investment advisory clients of Transamerica Investment Services, Inc. ("TIS") are beneficially owned by direct and indirect subsidiaries of Transamerica. TIS is deemed to be the beneficial owner of 7,486,126 Shares pursuant to separate arrangements whereby TIS acts as investment advisor to certain individuals and entities, including Transamerica Occidental Life Insurance Company ("Occidental"), Transamerica Life Insurance and Annuity Company ("TALIAC") and Transamerica Life Insurance Company of Canada ("TLIC Canada"), each of which are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act and are subsidiaries of Transamerica. Occidental, TALIAC and TLIC Canada directly own 2,353,000, 2,052,350 and 6,700 Shares, respectively. Each of the individuals and entities for which TIS acts as investment advisor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements. Transamerica Insurance Corporation of California ("TICC") is deemed to be the beneficial owner of the 4,412,550 Shares beneficially owned by its subsidiary, Occidental, and by its indirect subsidiaries, TALIAC and TLIC Canada. The address for Transamerica is 600 Montgomery Street, San Francisco, California 94111. The address for TIS and TICC is 1150 South Olive Street, Los Angeles, California 90015.

                               CURRENT SMS BOARD

  The SMS Board currently consists of eight members, with each director serving a one-year term (and until his or her respective successor is duly elected and qualified). The terms of the directors will expire at the 2002 annual meeting of stockholders. The following sets forth biographical information on each director:

  William J. Shaw, age 55, has served as Chairman of the SMS Board since March 27, 1998. Mr. Shaw has served as President and Chief Operating Officer of Marriott International, Inc. ("Marriott International") since March 31, 1997 (including service in the same capacity with SMS's predecessor until March
1998). Mr. Shaw joined Marriott Corporation in 1974, was elected Corporate Controller in 1979 and a Vice President in 1982. In 1986, Mr. Shaw was elected Senior Vice President-Finance and Treasurer of Marriott Corporation. He was elected Executive Vice President of Marriott Corporation and promoted to Chief Financial Officer in April 1988. In February 1992, he was elected President of the Marriott Service Group, which then included Marriott International's Contract Service Group. Mr. Shaw was elected Executive Vice President and President-Marriott Service Group in October 1993. Mr. Shaw serves on the Board of Marriott International. He also serves as a trustee of the University of Notre Dame and the Suburban Hospital Foundation.

  Daniel J. Altobello, age 60, has served as a director of SMS since March 27, 1998. Since October 1, 2000, Mr. Altobello has been a private investor and active board member of several companies. From September 1995 until October 2000, Mr. Altobello was the Chairman of Onex Food Services, Inc., the parent corporation of Caterair International, Inc. and LSG/SKY Chefs, and the largest airline catering company in the world. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International

Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President, Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University, including service as Vice President, Administration Services. He is a member of the Board of Directors of American Management Systems, Inc., Colorado Prime Foods, Care First, Inc. of which he is non-executive chairman, Care First of Maryland, Inc., MESA Air Group, World Airways, Inc., First Union Realty Trust, Atlantic Aviation Holdings, Friedman, Billings and Ramsey Group, Inc., an advisory director of Thayer Capital Partners, and a trustee of Loyola Foundation, Inc., Mt. Holyoke College, Suburban Hospital Foundation, Inc. and the Woodstock Theological Center at Georgetown University.

  Pierre Bellon, age 71, has served as a director of SMS since March 27, 1998. Mr. Bellon is Chairman and Chief Executive Officer of Sodexho, a worldwide food and management services company, which he founded in 1966 and which has been listed on the Paris Bourse since 1983. In addition, he is Vice Chairman of the Mouvement des Entreprises de France (Confederation of French Industries and Services), Conseil National du Patronat Francais (Confederation of French Industries and Services), and from 1969-1979 was a member of the Conseil Economique et Social (Social and Economic Council) in France. Mr. Bellon also serves as a director of L'Air Liquide (an industrial gas company).

  Bernard Carton, age 67, has served as a director of SMS since March 27, 1998. Mr. Carton is Senior Vice President and Chief Financial Officer of Sodexho, a position he has held since he joined Sodexho in 1975. Prior to joining Sodexho, Mr. Carton held positions with several French and American companies, including Manpower, Inc. (Vice President, Finance for European Operations 1970-1975), Control Data Corporation (Vice President, Finance European countries 1962-1970) and General Electric Company (Engineer 1960-
1962).

  Edouard de Royere, age 68, has served as a director of SMS since March 27, 1998. Mr. de Royere is a director and Honorary Chairman of L'Air Liquide since 1997, and its former Chairman and Chief Executive Officer, a position he held from 1985 until his retirement in 1995. Prior to such time, Mr. de Royere served in various capacities at L'Air Liquide, including Vice President (1982-
1985), Assistant Vice President (1980-1982), Assistant to the Chief Executive Officer (1979) and General Counsel and Company Secretary (1967-1979). Mr. de Royere also serves as a director of Sodexho (a food management company), L'Oreal S.A. (a beauty and personal care company), Groupe Danone (a food and beverage company) and Solvay S.A. (a chemical and pharmaceutical company).

  Michel Landel, age 49, has served as President, Chief Executive Officer, and a member of the SMS Board since May 3, 1999. Mr. Landel joined Sodexho in 1984 as Chief Operating Manager for Eastern Africa, Libya and Algeria. He was promoted to President of Remote Site operations in Africa in 1986, where he served until his move to Sodexho's North American Operations. Mr. Landel served as President and Chief Executive Officer of Sodexho North America from 1989 to March 27, 1998. He was appointed an Executive Vice President of SMS as of March 27, 1998 and was also appointed President, Corporate Services, on June 16, 1998. From 1980 to 1984, Mr. Landel served as General Manager for the Poliet Group in France, a manufacturer and distributor of building materials. He began his career with Chase Manhattan Bank in France. At Chase, he worked within the accounting and control department for Europe, then started the company's Ivory Coast operations, becoming the first country operations manager for Chase.

  John W. Marriott III, age 40, has served as a director of SMS since March 27, 1998. In March 2000, Mr. Marriott was named Executive Vice President, Sales and Marketing of Marriott International. From 1996 to March 2000, Mr. Marriott was the Senior Vice President of Marriott International's Mid-Atlantic Region in the Hotel Division. Mr. Marriott joined Marriott Corporation in 1986 as a Sales Manager and subsequently served as a Restaurant Manager and then a director of Food and Beverage. In 1989, Mr. Marriott served as Executive Assistant to the Chairman, J. W. Marriott, Jr., who is his father. He has also held positions as Director of Financial Planning, Hotel Director of Marketing, General Manager of the Crystal City Marriott, Director of Finance in Marriott International's Treasury Department, Director of Finance and Development at Host Marriott Corporation, and Vice President, Lodging Development for the Ritz-Carlton hotel brand. Since 1993, Mr.

Marriott has been the Chief Executive Officer and President of JWM Family Enterprises, L.P., a partnership focused on hotel acquisitions and operations. Mr. Marriott is also a Director of Crestline Capital Corporation.

  Mary S. Metz, age 64, has served as a director of SMS since October 17, 2000, replacing Doctor R. Crants for the balance of his term. Since January 1999, Dr. Metz has been the President of the S.H. Cowell Foundation, having served on the Cowell Board of Directors since 1991. Dr. Metz is Dean Emeritus of University Extension, University of California at Berkeley after holding the title of Dean of University Extension, University of California at Berkeley from 1991 to 1998. Dr. Metz was President of Mills College in Oakland, California from 1981 until 1990. Dr. Metz is a member of the board of directors of Union BanCal, SBC Communications, Inc., Pacific Gas and Electric Corporation, Long's Drugstores, the S.H. Cowell Foundation, and the American Conservatory Theater.

2000 Board Meetings

  The SMS Board met four times during the 2000 Fiscal Year. No director attended fewer than 75% of the total number of meetings of the SMS Board and committees on which such director served during that time with the exception of Edouard de Royere who attended 50% of the total number of meetings of the SMS Board and committees.

Board Committees

  The SMS Board has two standing committees: Audit and Compensation Policy. SMS presently does not have a standing nominating committee. The SMS Board nominates persons for director. The SMS Board may consider persons nominated by stockholders, provided that such candidates are nominated pursuant to the advance notice and other procedures set forth in SMS's bylaws.

  Audit Committee. The members of the Audit Committee are Edouard de Royere, Mary S. Metz and Daniel J. Altobello, who serves as Chair. A vacancy was created on the Audit Committee as a result of the resignation of Doctor R. Crants on April 13, 2000. On October 17, 2000, the SMS Board appointed Dr. Metz to replace Mr. Crants for the balance of his term. The Audit Committee met four times during the 2000 Fiscal Year with SMS's independent auditors, management representatives and internal auditors. The independent auditors and internal auditors have unrestricted access to the Audit Committee and vice versa. The Audit Committee performs various functions, as described in the Audit Committee Report appearing below.

  Compensation Policy Committee. The members of the Compensation Policy Committee are Bernard Carton, William J. Shaw, and Mary S. Metz. Mr. Shaw served as Acting Chair of the Compensation Policy Committee during the balance of the 2000 Fiscal Year after the resignation, on April 13, 2000, of Doctor R. Crants who had served as Chair of the Committee. On October 17, 2000, the SMS Board appointed Dr. Metz to replace Mr. Crants for the balance of his term and appointed her Chair of the Compensation Policy Committee. The Compensation Policy Committee met four times during the 2000 Fiscal Year. The Compensation Policy Committee:

  . determines the compensation of senior officers and certain other employees;

  .  administers employee compensation and benefit plans; and

  .  reviews the operations and policies of such plans.

Compensation of Directors

  Directors who are also employees of SMS receive no additional compensation for service as directors. Other directors who are not employees receive an annual retainer fee of $25,000. Non-employee directors also receive a fee of $1,250 for attendance at the SMS Board, committee or stockholder meetings. The Chairman of the Board, who is not an employee of SMS, receives an annual retainer fee of $50,000. The Chair of each committee of the SMS Board receives an additional annual fee of $1,250. Directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

Audit Committee Report

  The Audit Committee of the SMS Board is composed of three independent directors and operates under a written charter adopted by the SMS Board.

  The Audit Committee performs the functions described in its Charter. These functions include:

  .  recommending to SMS's Board the appointment of independent auditors;

  . approving the scope of audits and other services to be performed by the independent and internal auditors; and

  . reviewing the results of internal and external audits, the accounting principles applied in financial reporting and the adequacy of financial and operational controls.

  The Audit Committee reviews SMS's financial reporting process on behalf of the SMS Board. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

  In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that SMS's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

  In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from SMS and its management, including matters in the written disclosures and letters provided by the independent auditors to the Audit Committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees).

  The Audit Committee has discussed with SMS's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee has met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of SMS's internal controls, and the overall quality of SMS's financial reporting.

  In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the SMS Board, and the SMS Board has approved, that the audited financial statements be included in SMS's Annual Report on Form 10-K for the year ended September 1, 2000, for filing with the SEC. The Audit Committee and the SMS Board also have recommended, subject to stockholder approval, the selection of SMS's independent auditors.

Members of the Audit Committee:

Daniel J. Altobello
Edouard de Royere
Mary S. Metz

                             CERTAIN TRANSACTIONS

  Relationship between SMS and Marriott International. In March 1998, SMS and Marriott International entered into a number of agreements. These agreements provide, among other things, for Marriott International to (i) provide SMS with various administrative and consulting services including services related to employee benefits, casualty claims, payroll, and information resources;
(ii) grant to SMS certain limited nonexclusive trademark rights; and (iii) provide distribution services. SMS paid to Marriott International approximately $64 million for services provided during the 2000 Fiscal Year, including reimbursements but excluding pass-through product costs, pursuant to these services. SMS provides certain services to Marriott International pursuant to agreements for (i) food services; and (ii) management services including maintenance, administrative and security. Marriott International paid to SMS approximately $4 million for services provided during the 2000 Fiscal Year, including reimbursements, pursuant to these agreements. For a more detailed description of these agreements see SMS's Definitive Proxy Statement, dated February 12, 1998, for the Special Meeting of Stockholders held on March 17, 1998.

  Relationship between SMS and Sodexho. The relationship between SMS and Sodexho is described in the Schedule 14D-9 under Item 3, "Past Contacts, Transactions, Negotiations and Agreements--Certain Other Agreements, Arrangements and Transactions with Sodexho."


  Certain members of SMS's management and certain members of the SMS Board have interests in the transactions contemplated by the Merger Agreement. These interests, which are described in the Schedule 14D-9, may present those individuals with certain conflicts of interest.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act requires SMS's executive officers and directors, and persons who own more than ten percent of a registered class of SMS's equity securities ("Reporting Persons"), to file reports of beneficial ownership and changes in beneficial ownership of SMS's equity securities with the SEC and the New York Stock Exchange. Specific due dates for these reports have been established, and SMS is required to report any failure by such persons to file such reports on a timely basis during its most recent fiscal year. During the 2000 Fiscal Year, the Reporting Persons of SMS were in compliance with these requirements with the exception of one transaction not timely reported by Bernard Carton, one transaction not timely reported by Anthony J. Wilson and two transactions not timely reported by Thomas M. Mulligan. Mr. Wilson has since resigned from SMS effective March 31, 2000.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

  The table below summarizes the compensation paid to the Named Executive Officers for services in all capacities to SMS in the years indicated.

                                                                          Long-Term
                                    Annual Compensation                  Compensation
                               ------------------------------------  --------------------
                        Fiscal  Salary                 Other Annual   Stock   All Other
Name and Position        Year     (1)       Bonus      Compensation  Options Compensation
-----------------       ------ --------    --------    ------------  ------- ------------
Michel Landel..........  2000  $419,617    $180,000      $ 18,705(5) 100,000   $61,912(8)
 President & CEO         1999  $370,771    $115,139      $ 50,000          0   $20,848
                         1998  $143,847(2) $ 94,983(4)   $349,789(6)  47,500   $ 1,961

Anthony F. Alibrio.....  2000  $342,089    $103,345      $      0     50,000   $13,304(9)
 Executive Vice          1999  $329,508    $102,547      $      0          0   $10,331
  President &            1998  $198,952(3) $130,693      $334,599(7)  45,000   $ 7,392
  President, Health
  Care Services

William W. Hamman......  2000  $289,465    $ 90,000      $      0     50,000   $11,223(10)
 Executive Vice          1999  $271,975    $ 84,643      $      0          0   $18,261
  President &            1998  $163,740(3) $107,566      $365,781(7)  34,000   $12,202
  President, Higher
  Education Services

Thomas M. Mulligan.....  2000  $229,224    $ 72,000      $      0     45,000   $27,388(11)
 President, Corporate    1999  $202,291    $ 73,931      $ 11,260      3,000   $22,343
  Services

Robert A. Stern........  2000  $219,616    $ 60,000      $      0     50,000   $ 8,034(12)
 Senior Vice President   1999  $204,504    $ 67,291      $      0          0   $ 9,023
  and General Counsel    1998  $114,764(3) $101,379      $101,997(7)  17,500   $ 5,744

--------
(1) Salary amounts include base salary earned and paid in cash and the amount of base salary deferred at the election of the Named Executive Officer under any of the following: Sodexho Marriott Services Executive Deferred Compensation Plan (the "Deferred Plan"); the Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust (the "401(k) Plan"); the Sodexho Deferred Compensation Plan (the "Sodexho Deferred Plan"); the Sodexho Supplemental Savings Plus Plan (the "Supplemental Plan").
(2) Includes compensation earned through SMS only. Compensation paid by his previous employer, Sodexho North America, is not included per SEC disclosure rules.
(3) Compensation received during Transition Period (January 3, 1998-August 28,
    1998).
(4) The amount listed for Mr. Landel relates to the portion of his fiscal 1998 bonus attributable to employment with SMS.
(5) Mr. Landel resides outside the area of the corporate office. SMS reimbursed him $18,705 for commuting costs related to traveling to the corporate office for business meetings.
(6) Under the terms of the 1998 Transactions, 42% of the value held in the International Catering Corp. 1996 Stock Option Plan was paid in cash to participants at the time of the 1998 Transactions. The amount listed in this column for Mr. Landel includes the amount paid to him under this plan. The remaining 58% value was redenominated into options to purchase the Shares.
(7) All shares of deferred bonus stock of SMS's predecessor, which were held (both vested and unvested) for the Named Executive Officers who became employees of SMS at the time of the 1998 Transactions, were paid to the individuals on March 27, 1998. Amounts shown in this column include cash and stock payouts including any payment deferred into the Marriott International Executive Deferred Compensation Plan. All shares of restricted and deferred stock of SMS's predecessor, which were held by Mr. Alibrio and Mr. Hamman, were converted to Shares as of March 27, 1998. The total number of restricted or deferred stock held by Mr. Alibrio and Mr. Hamman as of the end of the 2000 Fiscal Year, and the aggregate value of the shares is as follows:

                                                                      Aggregate*
                                                  Deferred Restricted   Value
   Named Executive                                 Stock     Stock      9/1/00
   ---------------                                -------- ---------- ----------
   Mr. Alibrio...................................  53,307    11,423   $1,051,863
   Mr. Hamman....................................  45,692    11,423   $  928,119

  --------
  * Based on a $16.25 share price. This reflects the average of the high and low trading prices on the New York Stock Exchange on September 1, 2000, the last day of the 2000 Fiscal Year.
 (8) SMS made contributions of $5,187 to the 401(k) Plan, $10,914 to the Deferred Plan, and $30,760 to Mr. Landel's pension plan in France. Additionally, Mr. Landel's balance in the Supplemental Plan accrued earnings of $15,051.
 (9) SMS made contributions of $5,101 to the 401(k) Plan and $8,203 to the Deferred Plan.
(10) SMS made contributions of $5,041 to the 401(k) Plan and $6,182 to the Deferred Plan.
(11) SMS made contributions of $4,391 to the 401(k) Plan, $4,423 to the Deferred Plan and $8,400 to the Sodexho Deferred Plan. Additionally, Mr. Mulligan's balance in the Supplemental Plan accrued earnings of $10,174.
(12) SMS made contributions of $4,652 to the 401(k) Plan and $3,382 to the Deferred Plan.

Stock Option Tables

  The following tables provide information regarding options to purchase the Shares.

                       Option Grants In Last Fiscal Year

                                       % of Total Stock
                                       Options Granted                             Grant Date
                         Stock Options to Employees in  Exercise Price Expiration Present Value
          Name            Granted (#)    Fiscal Year       ($/Share)      Date       (1) ($)
          ----           ------------- ---------------- -------------- ---------- -------------
Michel Landel...........    100,000          3.86%         16.5625      11/22/09    1,017,931
Anthony F. Alibrio......     50,000          1.93%         16.5625      11/22/09      508,966
William W. Hamman.......     50,000          1.93%         16.5625      11/22/09      508,966
Thomas M. Mulligan......     45,000          1.74%         16.5625      11/22/09      458,069
Robert A. Stern.........     30,000          1.16%         16.5625      11/22/09      305,379
Robert A. Stern.........     20,000          0.77%         14.8437       4/19/10      182,459

--------
(1) The Black-Scholes option pricing model was used to determine the present value of the options on the Grant Date for purposes of this disclosure. The material assumptions used in this calculation include: a 10-year option term, an exercise price of $16.5625 for November option grants and $14.8437 for April option grants, an interest rate of 5.87%, volatility of 44.21%. These inputs resulted in option values of $10.18 per share for the November option grants and $9.12 per share for the April option grants in the 2000 Fiscal Year.

           Aggregated Stock Option Exercises in Last Fiscal Year and
                         Fiscal Year-End Option Values

                                                             Number of Shares        Value of Unexercised
                                                          Underlying Unexercised        In- the- Money
                                                          Options At Fiscal Year       Stock Options At
                                                                  End (#)           Fiscal Year End ($) (1)
                                                         ------------------------- -------------------------
                           Shares
                         Acquired on
          Name           Exercise (#) Value Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           -----------  ------------------ ----------- ------------- ----------- -------------
Michel Landel...........   23,317          $211,982        11,875       135,625           0            0
Anthony F. Alibrio......   11,422          $ 75,102        35,002       147,168           0            0
William W. Hamman.......        0                 0        46,797        88,365      90,919            0
Thomas M. Mulligan......        0                 0         3,750        56,250           0            0
Robert A. Stern.........        0                 0        21,886        71,196      16,014       28,126

--------
(1) Based on a $16.25 share price. This reflects the average of the high and low trading prices of the Shares on the New York Stock Exchange on September 1, 2000, the last day of the 2000 Fiscal Year.

Employment Agreements

  SMS employment agreements are described in the Schedule 14D-9 under Item 3, "Past Contracts, Transactions, Negotiations and Agreements--Certain Agreements, Arrangements and Transactions between SMS and its Directors, Executive Officers and Affiliates."

Report on Executive Compensation by the Compensation Policy Committee

  This report discusses the compensation philosophy of SMS. The Compensation Policy Committee of SMS considers and approves compensation decisions for the Chief Executive Officer and other members of the senior executive team based on analysis provided to the Compensation Policy Committee by senior human resources management of SMS. The Compensation Policy Committee is made up entirely of non-employee directors. The Compensation Policy Committee met four times during the 2000 Fiscal Year.

  Compensation Philosophy

  The Compensation Policy Committee and the SMS Board have approved a compensation philosophy which supports SMS's short and long term business strategy by focusing employees, including the senior executive team, on performance and results; this includes SMS results and, just as importantly, stockholder returns. The Compensation Policy Committee believes that aligning the financial interests of SMS executives with SMS stockholders will enhance SMS's performance.

  The three components of compensation: annual salary, annual incentives, and long-term incentives are designed to complement each other and provide a total compensation opportunity that is competitive when SMS reaches its financial goals. The total compensation opportunity is greater than market for business results in excess of SMS's goals. Consistent with SMS's compensation philosophy, each individual total compensation package for the senior executive team focuses more heavily on annual and long term incentives than base salary.

  The Named Executive Officers, including the Chief Executive Officer, have a large percentage of their cash compensation "at risk" through the annual incentive plan. In addition, their other compensation is tied to stockholder returns through the use of stock options as the primary long-term incentive vehicle.

  The Compensation Policy Committee believes that this performance and results-based compensation philosophy will attract and retain the type of executive talent necessary to grow SMS's position as the market leader in food and facilities management in North America. SMS's compensation plans have been developed and communicated in a manner designed to encourage a culture where executives understand expectations, choose to remain with SMS and seek to improve results. SMS will continue to refine its executive compensation programs over the next several years as it further develops strategic objectives.

  Compensation Programs and Components

  The Compensation Policy Committee relies on the senior human resources management of SMS to provide a comparative analysis of the compensation levels of the Named Executive Officers to other similarly situated executives. The analysis is based on external data obtained through independent outside consultants. The data reflects compensation practices of comparable companies.

  The cash compensation package (annual salary and target incentive opportunity) for each executive is based on the median level of cash compensation as determined by external data. In order for the cash compensation of senior executives to be fully competitive, the target level of annual incentive must be achieved. This puts a sizable amount of cash compensation "at risk" for the senior executive team. Long-term incentives are established based on median long-term incentive values for a comparative group of companies of like size and similar industries, as provided by independent outside consultants. Companies used for compensation comparison purposes may differ from those included in the performance chart below.

  Annual Salary

  There is no set annual salary grading structure for the senior executive team, as each salary is based on an analysis of executive and position-specific data. The actual salary for each Named Executive Officer is set in the context of the external data based on a qualitative assessment of factors including individual performance, internal equity, experience and the business unit and segment's potential. Future salary increases are determined based on SMS's compensation philosophy, aggregate increases for executives in corporate America and the qualitative assessment described previously. None of these factors is weighted or subject to a formula. Annual salaries may be below the median of external market data due to SMS's focus on at-risk compensation that emphasizes incentive pay. This expectation assumes that appropriate (meaning aggressive but achievable) targets are set for annual and long-term incentives to provide a competitive total compensation opportunity.

  Annual Incentives

  Annual incentives for the Named Executive Officers include a target and maximum annual incentive opportunity communicated as a percentage of base salary. The target incentive level coupled with the appropriate annual salary provides a competitive total cash compensation opportunity. Individual executive incentives are based on an appropriate mixture of Company, division, function, and specific performance objectives including but not limited to the following: financial performance measures such as profit, sales, retention, EBIT (Earnings Before Interest and Taxes), EPS (Earnings Per Share), a reduction in receivables and other goals related to purchasing and safety.

  Long-Term Incentives

  SMS grants long-term incentives, typically in the form of annual stock option awards, to its more seasoned management population, including members of the senior executive team and the Chief Executive Officer. These grants are made only when performance justifies the award. Stock options only provide value when the market value of the underlying stock increases over the grant date price.

  CEO Compensation and Other Named Executive Officers

  In the form of base salary, bonus payments, stock, stock options and other payments, Mr. Landel received in the 2000 Fiscal Year the compensation reflected and described in the Summary Compensation Table. The determination of such compensation to Mr. Landel followed generally the philosophy and programs described above for SMS's executive officers and was based upon the Compensation Policy Committee's consideration of Mr. Landel's previous work experience and positions of responsibility and authority; his performance, and the competitive rate in the industry for such experience and responsibility.

  The salaries for Mr. Landel and the other Named Executive Officers were reviewed by the Compensation Policy Committee in October 1999. Mr. Landel received an increase in base pay in January, 2000 of 7.5%, which resulted in his annual pay rate increasing to $430,000. This salary is below the median for the comparator survey group. The other four Named Executive Officers received base salary increases ranging from 6% to 15%.

  SMS paid bonuses to the Named Executive Officers for the 2000 Fiscal Year. For Messrs. Alibrio, Hamman and Mulligan, the bonuses paid were based upon achievement of personal objectives and the performance of each of their respective divisions against the targets established for their respective divisions. For Messrs. Landel and Stern, the bonuses paid were based upon achievement of personal objectives and the performance of SMS against the achievement of the targets established for SMS. While SMS did not meet all of its incentive targets, the Compensation Policy Committee recognized the critical need for retention and stability among the senior executive officers in its decision to award bonuses.

  Impact of Internal Revenue Code 162(m)

  The Omnibus Budget Reconciliation Act of 1993 added provisions to the Internal Revenue Code under section 162(m) which limits the tax deductibility of compensation expense in excess of $1 million to certain executive officers. For the reporting periods, none of the compensation paid to the Named Executive Officers by SMS is expected to exceed the $1 million limitation. If, in future years, compensation exceeds the $1 million limit, SMS may take steps to preserve the tax deduction. The Compensation Policy Committee reserves the right to pay non-deductible compensation expense if it believes this to be in the best interests of SMS and its stockholders.

  Conclusion

  The Compensation Policy Committee believes that the programs that have been implemented for the senior executive team are appropriate and effective in serving the needs of SMS and its stockholders.

  Members of the Compensation Policy Committee:

  Bernard Carton
  William J. Shaw
  Mary S. Metz

Performance Graphs

  The following line graph compares the cumulative total stockholder return on the Shares against the cumulative total returns of the Standard & Poor's Corporation Composite 500 Index (the "S&P Index") and the Standard & Poor's Corporation Lodging-Hotels Composite Index (the "S&P Lodging-Hotels Index") over the period commencing October 1, 1993, (the initial trading date for the Shares) and ending March 27, 1998. The graph assumes an initial investment of $100 on October 1, 1993, and reinvestment of dividends.

  SMS believes the information provided has only limited relevance to an understanding of SMS in its current state because the lodging and senior living services business ceased to be a part of SMS on March 27, 1998.

                   Comparison of Five-Year Cumulative Total
                  Shareholder Returns Through March 27, 1998

                            [GRAPHIC APPEARS HERE]

-----------------------------------------------------------------------------------------------
                                 10/1/93  12/31/93  12/30/94  12/29/95  1/3/97  1/2/98  3/27/98
-----------------------------------------------------------------------------------------------
    Marriott International, Inc.  $100     $112.1    $109.8    $150.5   $217.8   $271.5   $316
-----------------------------------------------------------------------------------------------
    S&P Lodging-Hotels Index       100      105        93.3     110.3    131.4    181.3    202
-----------------------------------------------------------------------------------------------
    S&P 500 Index                  100      102.3     103.6     142.53   175.3    228.5    258
-----------------------------------------------------------------------------------------------

  The following line graph compares the cumulative total stockholder return on the Shares against the cumulative total returns of the S&P 500 Index, the Russell 2000 Index and a peer group index of companies (the "Peer Group") over the period commencing March 30, 1998 and ending September 1, 2000. This graph assumes an initial investment of $100 on March 30, 1998, and reinvestment of dividends. The Peer Group index consists of the following companies: Morrison Health Care and ServiceMaster. In SMS's proxy statement for the 1999 Fiscal Year, Compass Group PLC was listed in the Peer Group index. Compass Group PLC is no longer traded on an exchange in the United States and, thus, is no longer included in the Peer Group index.

              Comparison of Cumulative Total Shareholder Returns
                For Twenty-Nine Months Ended September 1, 2000

                            [GRAPHIC APPEARS HERE]


----------------------------------------------------------------------------
                                        3/30/98   8/28/98  9/3/99   9/1/2000
----------------------------------------------------------------------------
  Sodexho Marriott                       $100        $97     $56       $61
----------------------------------------------------------------------------
  S&P 500 Index                           100         95     124       139
----------------------------------------------------------------------------
  Russell 2000 Index                      100         75      92       114
----------------------------------------------------------------------------
  Peer Group Index                        100         96     104       117
----------------------------------------------------------------------------

                                 EXHIBIT INDEX

  Exhibit
    No.                            Description
  -------                          -----------
 (a)(1)    Letter to the stockholders of SMS, dated May 17, 2001.*
 (a)(2)    Offer to Purchase, dated May 17, 2001 (incorporated by reference to
           Exhibit (a)(1) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(3)    Form of Letter of Transmittal (incorporated by reference to Exhibit
           (a)(2) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(4)(A) Opinion of UBS Warburg, dated as of May 1, 2001 (included as Annex A to this Statement).*
 (a)(4)(B) Presentation of representatives of UBS Warburg to the Special
           Committee of the SMS Board, dated May 1, 2001 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 of SMS filed with the SEC on May 17, 2001).
 (a)(5)    Press Release issued by SMS on May 2, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed with the SEC by SMS on May 2, 2001).
 (a)(6)    Press Release issued by Sodexho on May 2, 2001 (incorporated by reference to press release under cover of Schedule TO-C filed with the SEC by Sodexho on May 2, 2001).
 (a)(7)    Notice of Guaranteed Delivery (incorporated by reference to Exhibit
           (a)(3) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(8)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees (incorporated by reference to Exhibit (a)(4) to the
           Schedule TO of Sodexho and the Purchaser filed with the SEC on May
           17, 2001).
 (a)(9)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees (incorporated by reference to
           Exhibit (a)(5) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(10)   Letter to Participants in SMS's Employee Stock Purchase Plan
           (incorporated by reference to Exhibit (a)(6) to the Schedule TO of
           Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(11)   Letter to holders of old Marriott International, Inc. certificates
           (incorporated by reference to Exhibit (a)(7) to the Schedule TO of
           Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (a)(12)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9 (incorporated by reference to Exhibit (a)(8) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
           May 17, 2001).
 (a)(13)   Summary advertisement, dated May 17, 2001 (incorporated by reference to Exhibit (a)(9) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).
 (a)(14)   Complaint of Barry Feldman against William J. Shaw, Daniel J.
           Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
           Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A.
           and Sodexho Marriott Services, Inc. (incorporated by reference to
           Exhibit (a)(11) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).
 (a)(15)   Complaint of Arthur Bieler against William J. Shaw, Daniel J.
           Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
           Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A.
           and Sodexho Marriott Services, Inc. (incorporated by reference to
           Exhibit (a)(12) to the Schedule TO of Sodexho and the Purchaser
           filed with the SEC on May 17, 2001).

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(16) Complaint of John McMullen against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(13) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (a)(17) Complaint of Margaret Alessi, individually and on behalf of others similarly situated, against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(14)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(18) Complaint of Sylvia Piven, individually and on behalf of others similarly situated, against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(15)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(19) Complaint of Audrey Goldberg against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(16) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (a)(20) Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(17)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(21) Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc. (incorporated by reference to Exhibit (a)(18)
         to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
         May 17, 2001).
 (a)(22) Complaint of C. Oliver Burt against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit
         (a)(19) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (e)(1)  Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho, the Purchaser and SMS (included as Annex A of the Offer to Purchase, which is incorporated by reference to Exhibit (a)(1) to the Schedule
         TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (e)(2)  Confidentiality Agreement, dated as of April 5, 2001, between Sodexho and SMS (incorporated by reference to Exhibit (d)(8) to the Schedule
         TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
 (e)(3)  Information Statement of SMS pursuant to Section 14(f) of the
         Securities Exchange Act, dated May 17, 2001 (included as Annex B to this Statement).*
 (e)(4)  SMS's Definitive Proxy Statement, dated February 12, 1998, for a
         Special Meeting of Stockholders held on March 17, 1998 filed with the
         SEC on February 13, 1998.

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

 Exhibit
   No.                                 Description
 -------                               -----------
 (e)(5)  Note 5, Note 8 and Note 10 of the Notes to the Consolidated Financial
         Statements of SMS on pages 36-37, 39-40 and 44 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 filed with the SEC on November 13, 2000.
 (e)(6)  Tax Sharing and Indemnification Agreement, dated as of March 27, 1998, by and among Marriott International, Inc., New Marriott, Inc. and
         Sodexho (incorporated by reference to Exhibit 9 of Amendment No. 1 to
         Sodexho's Schedule 13D filed with the SEC on April 15, 1998).
 (e)(7)  Royalty Agreement, dated as of March 27, 1998, by and between Sodexho and SMS (incorporated by reference to Exhibit 10.19 of SMS's Form 10-
         K/A filed with the SEC on April 30, 1998).
 (e)(8)  Stockholder Agreement, dated as of March 27, 1998, between SMS and
         Sodexho (incorporated by reference to Exhibit 3 of Sodexho's Schedule
         13D filed with the SEC on April 6, 1998).
 (e)(9)  Assistance Agreement, dated as of March 27, 1998, by and between
         Sodexho and SMS (incorporated by reference to Exhibit (d)(5) to the
         Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17,
         2001).
 (e)(10) Sodexho Guaranty, dated as of March 27, 1998, from Sodexho as
         Guarantor in favor of the Lender Parties referred to in the Credit
         Agreement referred to therein (incorporated by reference to Exhibit
         (d)(6) to the Schedule TO of Sodexho and the Purchaser filed with the
         SEC on May 17, 2001).
 (e)(11) Guaranty fee letter, dated as of March 27, 1998, between Sodexho and
         SMS (incorporated by reference to Exhibit (d)(7) to the Schedule TO of
         Sodexho and the Purchaser filed with the SEC on May 17, 2001).

--------
*Included with this Statement and a copy mailed to the stockholders.

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